PHOENIX FOOTWEAR GROUP, INC.

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

January 14, 2011

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Phoenix Footwear Group, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed on March 31, 2010
File No. 001-31309

Dear Mr. Reynolds:

Set forth below are the responses of Phoenix Footwear Group, Inc. (“Phoenix Footwear” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated, and received by telecopy on December 23, 2010 (the “December 23 Letter”), related to the Company’s Form 10-K for the fiscal year ended January 2, 2010, filed by the Company on March 31, 2010 (the “Form 10-K”), pursuant to the filing extension requested on January 10, 2011, following the discussion of our counsel Timothy Condon, Esq., of Woods Oviatt Gilman LLP, with Damon Colbert of your office. Each response is keyed to the corresponding numbered paragraph in the December 23 Letter.

Along with this letter we are also filing via EDGAR a current report on Form 8-K including the schedules and exhibits requested in the December 23 Letter.

Item 15. Exhibits and Financial Statement Schedules

1.	We note that you failed to include the exhibits or schedules to Exhibit 10.24 and 10.46. Please file a complete copy of each exhibit with your next Exchange Act report.

In response to the Staff’s comment complete copies of Exhibits 10.24 and 10.46 to our Form 10-K have been filed as Exhibits 10.1 and 10.2 respectively, on the Form 8-K filed concurrently with this comment response letter.

2.	We note that the company has entered into employment agreements with Russell Hall and Dennis Nelson. Please file the employment agreements as exhibits with your next Exchange Act report.

In response to the Staff’s comment, the compensatory arrangements with Messrs. Hall and Nelson are not set forth in any formal document. The initial material terms of the employment arrangements were disclosed upon the appointments of Messrs. Hall and Nelson to Chief Executive Officer and Chief Financial Officer, respectively, on the Company’s Current Report on Form 8-K filed February 17, 2009. The Company’s “change in control” benefit obligations to Messrs. Hall and Nelson, 18 and 6 months salary respectively, were approved by the Compensation Committee of the Board of Directors in March 2009. Mr. Hall resigned as Chief Executive Officer and as President of the Company effective September 10, 2010, and the Company’s employment arrangement with him is no longer effective. The Company’s intends to formalize its existing employment arrangement with Dennis Nelson, which is subject to a written agreement being signed. Nevertheless, we have included a written description of these employment arrangements with Messrs. Hall and Nelson as Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on Form 8-K filed concurrently with this comment response letter.

* * *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
PHOENIX FOOTWEAR GROUP, INC.

/s/ James R. Riedman

James R. Riedman
Chief Executive Officer